Exhibit (a)(50)
                        UNITED STATES DISTRICT COURT
                  FOR THE EASTERN DISTRICT OF PENNSYLVANIA

------------------------------------------------x
AMP INCORPORATED,                               :
                                                :
                                Plaintiff,      :
                   - against -                  :  C.A. No. 98-CV-4405
                                                :
ALLIEDSIGNAL INC.,                              :
PMA ACQUISITION CORPORATION,                    :
                                                :
                                Defendants.     :
------------------------------------------------x


          MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS' CROSS-MOTION
           FOR PARTIAL SUMMARY JUDGMENT AND IN OPPOSITION TO THE
          MOTION OF AMP INCORPORATED FOR PARTIAL SUMMARY JUDGMENT
                  IN THE NATURE OF A DECLARATORY JUDGMENT
                  ---------------------------------------


Alexander R. Sussman                                  Mary A. McLaughlin
Barry G. Sher                                         George G. Gordon
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON              DECHERT PRICE & RHOADS
(A Partnership Including Professional Corporations)   4000 Bell Atlantic Tower
One New York Plaza                                    1717 Arch Street
New York, NY  10004                                   Philadelphia, PA  19103
(212) 859-8000                                        (215) 994-4000

                      ATTORNEYS FOR ALLIEDSIGNAL INC.



Dated:  September 18, 1998

                             TABLE OF CONTENTS

                                                                  PAGE

PRELIMINARY STATEMENT................................................1


STATEMENT OF FACTS...................................................5



ARGUMENT............................................................11




I.   SUMMARY JUDGMENT STANDARDS.....................................11



II.  ALLIEDSIGNAL IS ENTITLED TO JUDGMENT AS A MATTER OF LAW ON
     AMP'S SECOND CLAIM FOR RELIEF..................................12



     A.   UNDER PENNSYLVANIA LAW, AMP SHAREHOLDERS HAVE THE
          UNQUALIFIED RIGHT TO DECIDE WHO SITS ON AMP'S BOARD.......13



     B.   PENNSYLVANIA FIDUCIARY AND AGENCY LAW REQUIRES
          DISMISSAL OF AMP'S CONFLICT OF INTEREST CLAIMS............19



     C.   THE PUBLIC POLICY UNDERLYING THE PBCL REQUIRES
          DISMISSAL OF AMP'S CONFLICT OF INTEREST CLAIMS............21



CONCLUSION..........................................................24

                            TABLE OF AUTHORITIES
                            --------------------

                                   CASES

Astarte, Inc. v. Pacific Ind. System, 865 F. Supp. 693
   (D. Colo. 1994)  ....................................................5 n.2

Biesenbach v. Guenther, 588 F.2d 400 (3d Cir. 1978)  ..................13 n.6

Celotex Corp. v. Catrett, 477 U.S. 317 (1986)  ............................11

Hannex Corp. v. GMI, Inc., 140 F.3d 194 (2d Cir. 1998)  ..............20 n.10

Kaiser v. Stewart, 1997 WL 476455 (E.D. Pa. Aug. 19, 1997)  ..........19 n.10

Kas v. Financial General Bankshares, Inc., 796 F.2d 508
   (D.C.Cir. 1986)  ................................................5 n.2, 18

Landy v. Amsterdam, 815 F.2d 925 (3d Cir. 1987)  ...................4 n.2, 16

Valley National Bank v. Westgate-California Corp., 609 F.2d 1274
   (9th Cir. 1979)  ................................................5 n.2, 18

Claughton v. Bear Sterns & Co., 156 A.2d 314 (Pa. 1959)  ..................20


                                  STATUTES

Fed.R.Civ.P. 56............................................................11

PBCL ss. 1504.......................................................7 n.3, 14

PBCL ss. 1521.........................................................22 n.12

PBCL ss.ss. 1571-1580.......................................................9

PBCL ss. 1712.........................................................22 n.11

PBCL ss. 1715..........................................3, 11, 17, 21, 22 n.11

PBCL ss. 1717.........................................................22 n.11

PBCL ss. 1721..........................................................22, 23

PBCL ss. 1722..........................................................14 n.7

PBCL ss. 1725..........................................3, 13, 21, 22 n.12, 23

PBCL ss. 1728...........................................3, 11, 12, 15, 19, 21

PBCL ss. 1729.........................................................22 n.12

PBCL ss. 1731.........................................................22 n.12

PBCL ss. 1766...........................................................7 n.3

PBCL ss. 1930...............................................................9

PBCL ss. 2524...........................................................7 n.3

PBCL ss. 2538...............................................3, 11, 12, 17, 21

PBCL ss.ss. 2551-2556.................................................22 n.11

PBCL ss.ss. 2561-2568.................................................22 n.11


                               MISCELLANEOUS


William H. Clark, Jr., What the Business World is Looking for
   in an Organizational Form: The Pennsylvania Experience,
   32 Wake Forest L. Rev. 149 (1997)..................................22 n.12

Shawn C. Lee, Preventing Control from the Grave: A Proposal
   for Judicial Treatment of Dead Hand Provisions in Poison
   Pills, 96 Colum. L. Rev. 2175 (1996).................................4 n.1

Model Bus. Corp. Act Ann.ss.8.61 (1997 Supp.)  ............................17

Model Bus. Corp. Act Ann. (1997 Supp.), Introductory Comment to
   Subchapter F............................................................18

          In connection with its recent tender offer for the shares of AMP Incorporated ("AMP"), AlliedSignal Inc. ("AlliedSignal") has placed the question of who should sit on AMP's board where it belongs -- in the hands of AMP's shareholders. AlliedSignal's current consent solicitation (the "Consent Solicitation") allows shareholders to vote, after full disclosure, on a slate of nominees proposed by AlliedSignal for election to AMP's board (the "Nominees"). AMP has filed a lawsuit challenging AlliedSignal's Consent Solicitation and its proposed directors, and has also filed a Motion for Partial Summary Judgment in the Nature of a Declaratory Judgment (the "Motion"). AMP's lawsuit and related Motion are nothing more than a continuation of AMP's transparent efforts to prevent shareholders from exercising their voting rights. Not only do the undisputed facts require denial of AMP's Motion, but they establish that AlliedSignal is entitled to judgment as a matter of law.

                           PRELIMINARY STATEMENT

          AMP's lawsuit is nothing less than a full-fledged assault on the statutory right of AMP shareholders to elect AMP's board of directors. The relief that AMP seeks is unprecedented -- AMP wants this Court to intervene in the process of corporate democracy and take away from shareholders their basic right to decide who sits on the board of the company that they own. AMP cites no case law or statutory authority supporting such intrusive judicial intervention into a corporate election where, as here, shareholders have been given the benefit of full disclosure of all material information concerning the candidates for the board. The cases on general agency and fiduciary duty principles upon which AMP relies are either beside the point or support dismissal of AMP's claims.

          AMP's entire Memorandum in support of its Motion (the "Summary Judgment Brief") was plainly crafted to distract attention from the fact that AMP is asking the Court to deprive shareholders of the fundamental right to elect directors of their choice without any authority for such extraordinary relief. AMP's Summary Judgment Brief is strangely silent on the statutory role of shareholders in the election of directors. Instead, AMP characterizes this dispute as a battle between AMP's current board and AlliedSignal in which shareholders have no say. That is not the law in Pennsylvania.

          Similarly, by ignoring the role of shareholders in the voting process, AMP creates the impression that the Consent Solicitation somehow enables AlliedSignal, on its own, to "take control of AMP." AMP's Consent Solicitation, however, merely proposes a slate of Nominees. Those Nominees cannot join AMP's board unless AMP's shareholders consent. Thus, when AMP complains about the possibility that the Nominees may be seated on AMP's board, it is complaining about the potential actions of its own shareholders -- actions that they are lawfully entitled to take.

          As much as AMP's board may wish it were otherwise, the shareholders' right to elect directors is unqualified. The Pennsylvania Business Corporation Law ("PBCL") expressly states, without reservation, that directors of a business corporation "shall be elected by the shareholders." PBCL ss.1725 (all sections of the PBCL cited herein are collected at Tab 1). The PBCL provides no limitation on this unqualified right simply because a proposed director is also affiliated with an acquiror. To the contrary, the PBCL expressly recognizes that shareholders may elect as directors individuals who were nominated by, and/or affiliated with, a potential acquiror. See PBCL ss.ss.1715(e)(1), 1728, 2538.

          Perhaps most important, this is not a case in which shareholders are unable to make an informed decision on whether or not to consent to adding the Nominees to AMP's board. Although AMP suggests that AlliedSignal is trying somehow to sneak allegedly conflicted directors onto AMP's board, AlliedSignal has disclosed to AMP shareholders the Nominees' affiliations with AlliedSignal, the position that the Nominees intend to take on AlliedSignal's tender offer and the fact that, under certain hypothetical circumstances, the Nominees may have a potential "conflict of interest." See Tab 2 at 9. With these disclosures, AMP's shareholders are in a position to make an informed decision on whether or not they want the Nominees, with their alleged conflict of interest, to sit on AMP's board.

          The Nominees are running on a very clear platform for positions on the AMP board -- if elected, they will approve a transaction with AlliedSignal. Thus, AMP shareholders know what they are getting if they vote for the Nominees and can decide whether or not to do so. In fact, fully aware of AlliedSignal's intentions and the intransigence of AMP's board and management, AMP's shareholders have already spoken on this point -- as of midnight on September 11, 1998, 72% of AMP's shareholders tendered their shares to AlliedSignal in response to its initial tender offer. Knox Aff. at paragraphs 11-12 (Tab 3).

          Although AMP has characterized AlliedSignal's Consent Solicitation as unprecedented, AlliedSignal has done nothing more unusual than nominate a slate of directors for seats on AMP's board, a common part of standard corporate practice.(FN1) AlliedSignal's nomination of individuals affiliated with the company is similarly a regular occurrence in proxy fights. AlliedSignal's review of proxy contests in connection with hostile takeover bids in the last five years revealed at least 18 situations in which an acquiror nominated directors affiliated with it for election to the target's board.(FN2) See Tab 5. Despite the fact that this practice is commonplace, research has revealed no case in which a target challenged a corporate election on the grounds that the acquiror-nominated directors had a conflict of interest. There is a good reason that no target has raised such a challenge -- it is wholly without merit.

----------------------

1 See, e.g., Shawn C. Lee, Preventing Control from the Grave: A Proposal for Judicial Treatment of Dead Hand Provisions in Poison Pills, 96 Colum. L. Rev. 2175, 2175 (1996) ("[T]oday, [hostile bidders'] method for gaining control usually involves commencing a tender offer in combination with a proxy or consent solicitation."); Steven Lipin, More Potent Weapons Dwell in Takeover Arsenal, Wall St. J., Sept. 7, 1995, at C1 ("The joining of proxy or consent solicitations with takeover bids is almost standard operating procedure now.") (quoting Peter Atkins of Skadden, Arps, Slate, Meagher & Flom, currently AMP's principal corporate legal advisors in connection with AlliedSignal's offer) (Tab 4).

2 Directors often sit on the boards of both acquiring and the acquired corporations in merger transactions. See e.g., Landy v. Amsterdam, 815 F.2d 925 (3d Cir. 1987) (trustees of acquiring corporation also on the board of acquired real estate investment trust); Kas v. Financial General Bankshares, Inc., 796 F.2d 508, 510 (D.C.Cir. 1986) (two directors of acquired company were attorneys for, and directors of, acquiror) Valley Nat'l Bank v. Westgate California Corp., 609 F.2d 1274, 1282 (9th Cir. 1979) (three directors of acquired bank were either trustees or directors of acquiring corporation); see also Astarte, Inc. v. Pacific Ind. Sys., 865 F. Supp. 693, 705 (D. Colo.
     1994) (upholding merger in which director of acquiror was also attorney for acquired corporation and citing Colorado's interested director statute as demonstrating that "[t]he law thus recognizes that there are some instances when a director may advance the best interests of himself or a third party without violating the fiduciary duties owed to the corporation.").

          AMP, on the other hand, is asking this Court to prevent shareholders from exercising their statutory right to elect members of AMP's board. Thus, it is AMP's claim for relief, not AlliedSignal's Consent Solicitation, that lacks precedent as well as legal or factual support. Accordingly, AMP's Motion should be denied and summary judgment should be granted in favor of AlliedSignal.

                             STATEMENT OF FACTS

          The material facts relevant to AlliedSignal's Cross-Motion and AMP's Motion are not subject to reasonable dispute. On August 4, 1998, AlliedSignal announced that it would commence a tender offer for all of the outstanding shares of AMP at a price of $44.50 per share (the "Initial Offer"). See Verified Amended Complaint ("Compl.") paragraph 10. On August 21, 1998, AMP's board of directors rejected the Initial Offer. Id. at paragraph 62. Yet, by midnight of September 11, 1998, the expiration date of the Initial Offer, shareholders tendered 72% of AMP's outstanding shares to AlliedSignal, an overwhelming indication of support for a transaction with AlliedSignal. Tab 3 at paragraphs 11-12.

          On September 14, 1998, AlliedSignal revised the Initial Offer and is now offering to purchase up to 40 million shares of AMP stock at $44.50 per share (the "Amended Offer"). Compl. paragraph 12. If successful, the Amended Offer would give AlliedSignal a serious financial stake in AMP. Moreover, AlliedSignal will purchase the 40 million shares of AMP before a single Nominee is seated or voted on. Upon acceptance of the shares for payment under the Amended Offer, AlliedSignal intends to commence a second offer for the remaining shares on substantially the same terms (the "Second Offer"). Id. at paragraph 12.

          In conjunction with its tender offer, AlliedSignal has been forced to initiate a Consent Solicitation as well. Because AMP's board of directors refused to meet with AlliedSignal to discuss a business combination, but chose instead to stand behind AMP's poison pill, on August 12, 1998, AlliedSignal filed a preliminary Consent Solicitation Statement to give AMP shareholders the opportunity to vote to change the composition of AMP's board.(FN3) Specifically, AlliedSignal's Consent Solicitation proposes that, among other things, shareholders vote to add the 17 Nominees to AMP's board. See Tab 2 at 9-13.(FN4) Twelve of the 17 proposed Nominees are outside directors of AlliedSignal and do not hold any officer positions within the company.

------------------------

3 Shareholders of Pennsylvania corporations are entitled to use their voting power to effect immediate corporate change by written consent. PBCL Section 2524(a) provides that, if a registered corporation's articles of incorporation permit it, corporate "action may be authorized by the shareholders [of such corporation] without a meeting by less than unanimous written consent." Under PBCL ss.ss. 1504(c) and 1766(b), if permitted by a corporation's articles or bylaws, the corporation's shareholders may take "any action" permitted to be taken at a shareholders' meeting "upon the written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." Shareholder action by written consent is authorized for AMP's shareholders by Article IX of AMP's Articles of Incorporation (Tab 6).

4 On September 14, 1998, AlliedSignal amended the Consent Solicitation, adding a proposed bylaw amendment on which it is seeking shareholder consent. AlliedSignal's proposal to add the 17 Nominees to AMP's board remains in the Consent Solicitation, as amended.

          The 17 Nominees -- now accused of being ready and willing to breach fiduciary duties -- are all individuals of character and integrity:

          .    All 17 have held corporate positions of responsibility. Id.

          . Most of the Nominees have held executive and board positions with large U.S. companies such as Bell Atlantic Corporation, General Electric Corporation, The Prudential Insurance Company of America, American Home Products Corporation, CVS Corporation, Kraft Foods, Inc., Bankers Trust Company, GTE Corporation, Merrill Lynch & Co., Viacom, Inc., Schering-Plough Corporation, The Chase Manhattan Corporation, Deere & Company and The Federal Home Loan Mortgage Corporation. Id.

          .    Ten are current or former chief executive officers. Id.

          .    One is a former member of the Joint Chiefs of Staff. Id.

          To aid shareholders in their efforts to assess the Nominees, AlliedSignal's Consent Solicitation includes (1) a listing of the identity of each Nominee and (2) for each Nominee, a description of his or her professional background, including any affiliation with AlliedSignal. Id. In addition, AlliedSignal has disclosed that, subject to their fiduciary duties:

          the Nominees intend, if elected as directors of [AMP], to cause [AMP] to enter into and consummate a merger or similar business combination (a "Proposed Merger") with AlliedSignal as soon as reasonably practicable and under circumstances in which [AMP's poison pill] will not be triggered.

Id. at 3. AlliedSignal's Consent Solicitation, as amended, also explains to shareholders that "AlliedSignal's primary purpose in seeking to elect the Nominees to the [AMP] board is to facilitate the consummation of the Second Offer and Proposed Merger." Id. at 9. With this information, AMP's shareholders are in a position to make an informed decision on whether or not they want the Nominees to sit on AMP's board.

          Moreover, AlliedSignal's disclosures do not end with the facts concerning the professional affiliations of the Nominees. AlliedSignal's Consent Solicitation, as amended, also spells out for shareholders that the Nominees may, in certain hypothetical circumstances, have a potential "conflict of interest." Id. at 9. AlliedSignal has further disclosed that the Nominees do not have any plans with respect to the actions they may take in such circumstances, but that the Nominees will discharge their obligations owing as directors of AMP:

          In these circumstances, while the Nominees currently do not have plans with respect to actions they would take, they intend to discharge their obligations owing to [AMP] under Pennsylvania law and in light of then prevailing circumstances, taking into account the effects of any actions taken on [AMP's] shareholders and other stakeholders.

Id. Again, AMP's shareholders will be able to take this information into account in reaching their decision on whether or not to vote for the proposed Nominees.

          Even if the Nominees are elected by AMP shareholders, they cannot effect a merger with AlliedSignal without a further shareholder vote. Indeed, under AMP's Articles of Incorporation, unless an acquiror owns 80% or more of AMP's shares, any merger agreement entered into by AMP requires the affirmative vote of 66 2/3% of the votes cast by AMP shareholders entitled to vote. In addition, if a merger is consummated involving all or part cash consideration (and AlliedSignal's Tender Offer is all cash), the PBCL provides a specific procedure for a shareholder to object to the merger and obtain the rights and remedies of a dissenting shareholder, including the right to demand payment of the "fair value" of his or her shares. See PBCL ss.ss.1571-80, 1930(a).

          Finally, AMP suggests that AlliedSignal's proposal to add the Nominees to AMP's board is some type of new and nefarious corporate scheme. To the contrary, the Nominee Election Proposals in the Consent Solicitation are nothing more unusual than a proxy fight over competing slates of directors, a standard corporate practice. Indeed, there have been at least 18 proxy contests in the last five years in which an acquiror has nominated directors affiliated with it for election to the target's board and, in 12 of those situations, the acquiror-affiliated directors would have made up a majority of the target's board if elected.(FN5) See Tab 5.

------------------------

5    For example:

          . In Emeritus Corporation's 1998 bid for ARV Assisted Living, Inc., Emeritus nominated eight proposed directors, all of whom were affiliated with Emeritus, for ARV's nine member board. See Tab 5.

          . In SPX Corporation's 1998 bid for Echlin, Inc., SPX proposed five directors for Echlin's nine seat board, three of whom were also affiliated with SPX. SPX also proposed amending the Echlin bylaws to reduce the size of the board to five members. Id.

          . In Harnischfeger Industries Inc.'s 1997 bid for Giddings & Lewis, Inc., Harnischfeger proposed three directors, all of whom were also affiliated with Harnischfeger. Harnischfeger also proposed to decrease the board of directors to three members. Id.

          . In SoftKey International Inc.'s 1995 bid for The Learning Company, SoftKey nominated three proposed directors, all of whom were also affiliated with SoftKey, to The Learning Company's five member board. Id. SoftKey also proposed amending The Learning Company's bylaws to reduce the size of the board to three members. Id.

          . In Alliance Gaming Corporation's 1995 tender offer for Bally Gaming International, Inc., Alliance nominated six directors, all of whom were affiliated with Alliance, to Bally's seven member board. Id. Alliance also proposed amending Bally's bylaws to reduce the size of the board to six members. Id.

          In fact, Pennsylvania law specifically contemplates situations in which directors sit on the boards of both an acquiror and a target. For example, ss. 2538 of the PBCL, which covers transactions with interested shareholders, makes specific reference to directors of a target who are also directors or officers of, or have a material equity interest in, an acquiror. See also PBCL ss.ss. 1715(e)(1), 1728. Similarly, courts considering federal disclosure claims have developed specific disclosure rules for these situations. Neither the PBCL sections discussing interested directors nor the federal disclosure rules would be necessary if shareholders were per se prohibited from electing such directors to their board.

                                  ARGUMENT
                                  --------

I.   SUMMARY JUDGMENT STANDARDS
     --------------------------

          Summary judgment may be granted where "the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine issue as to any material fact and that the moving party is entitled to judgment as a matter of law." Fed.R.Civ.P. 56(c). Rule 56(c) mandates summary judgment "against a party who fails to make a showing sufficient to establish the existence of an element essential to that party's case, and on which that party will bear the burden of proof at trial." Celotex Corp. v. Catrett, 477 U.S. 317, 322 (1986). A party moving for summary judgment need merely show that there is an absence of evidence to support the non-moving party's case. Id. at 325.

          Here, the factual record is, for the most part, not in dispute. It is plain, however, that there is an absence of evidence to support AMP's case. Indeed, as AMP's claims are premised on events that have yet to occur, and may never occur, they are based on pure speculation, not facts. Moreover, to the extent AMP relies on any facts, they fail to support any claim for relief. Accordingly, AlliedSignal is entitled to judgment as a matter of law.

II. ALLIEDSIGNAL IS ENTITLED TO JUDGMENT AS A MATTER OF LAW ON AMP'S SECOND CLAIM FOR RELIEF
     -----------------------

          The thrust of AMP's Second Claim for Relief, and the focus of its Motion, is its assertion that the shareholders should not be allowed to elect the Nominees because they have an inherent conflict of interest. This claim conflicts with the shareholders' statutory right to elect AMP's board and is expressly rejected by ss.1728 of the PBCL (the "Interested Director Statute") and ss. 2538 of the PBCL. Moreover, the public policy underlying the PBCL and general agency law -- two areas which AMP looks to for support -- actually mandate dismissal of its claims.

     A.   UNDER PENNSYLVANIA LAW, AMP SHAREHOLDERS
          HAVE THE UNQUALIFIED RIGHT TO ELECT AMP'S BOARD
          -----------------------------------------------

          The only fact that AMP relies on in support of its Motion and the Second Claim For Relief is that the Nominees are officers and/or directors of AlliedSignal. AMP asserts that this single fact creates an inherent conflict of interest that per se disqualifies them from sitting on the AMP board. Put another way, AMP argues that even if its own shareholders overwhelmingly support the Nominees, the shareholders should be precluded from electing them to AMP's board for no other reason than their affiliation with AlliedSignal.(FN6) AMP's argument is not only without precedent; it is directly contradicted by the law and public policy of Pennsylvania.

------------------------

6 AMP's arguments are premised on nothing more than speculation that the Nominees will, in the future, breach their fiduciary duties to the corporation. Such speculation about events that have yet to occur is insufficient to support AMP's claims. See Biesenbach v. Guenther, 588 F.2d 400, 402 (3d Cir. 1978) ("The unclean heart of a director is not actionable, whether or not it is disclosed, unless the impurities are translated into actual deeds or omissions both objective and external").

          Under Pennsylvania law, shareholders enjoy an absolute right to vote for directors of their own choosing. PBCL ss. 1725(a) confers on the shareholders the right to elect the directors of a business corporation:

          Except as otherwise provided in this section, directors of a business corporation, other than those constituting the first board of directors, shall be elected by the shareholders.

Id. This rule is so fundamental to the corporate law of Pennsylvania that it is not subject to modification, even in a corporation's own articles or bylaws. In fact, AMP's Bylaws embody this right. See AMP Bylaws ss. 1.11 (Tab 7). That Bylaw itself may not be amended except by a vote of the shareholders themselves. PBCL ss. 1504; AMP Bylaws ss. 9.1.

          AMP is seeking to add a "disinterestedness" element to the requirements for an individual to serve on a corporate board, but there is no legal or factual support for such a requirement.(FN7) Nothing in Pennsylvania law or AMP's Articles or Bylaws remotely suggests that shareholders' fundamental right to elect directors may be limited or taken away simply because a nominee is affiliated with a potential acquiror and, thus, may be interested in a transaction on which he may be called to vote if elected to the board. While it is commonplace for acquirors to nominate affiliated individuals as directors of a target, research has revealed no case -- in any United States jurisdiction -- in which a target challenged the election of a director on the basis of such an affiliation, let alone a case in which a target prevailed in such a challenge. AMP itself concedes the unprecedented nature of its claims. Summary Judgment Brief at 11 n.3.

------------------------

7 Here, there is no issue that the Nominees meet the minimal requirements to serve as a director under Pennsylvania law and AMP's Bylaws. Indeed, under Pennsylvania law, any "natural person of full age" is qualified to serve as the director of a corporation, subject to any additional qualifications prescribed in the bylaws. PBCL ss. 1722(a). AMP's Bylaws impose no additional qualifications, providing only that "[d]irectors shall be at least 18 years of age and need not be United States citizens or residents of Pennsylvania or shareholders of the Corporation." Bylaws ss. 2.1.

          The PBCL, in direct contradiction to AMP's claims, expressly rejects the notion that a director who has an interest in a potential transaction is disqualified from serving on a corporation's board. Pennsylvania's Interested Director Statute explicitly recognizes that directors of one corporation may also be directors of another and that such "interested" directors may vote to authorize transactions between the two corporations on whose boards they serve. PBCL ss.1728. The Interested Director Statute provides that a transaction between two corporations "in which one or more of [the first corporation's] directors or officers are directors or officers" of the second "shall not be void or voidable solely for that reason," or solely because the "votes [of those interested directors] are counted" in authorizing that transaction, as long as:

          (1) The material facts as to [the Interested
          Directors'] relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors and the board authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors even though the disinterested directors are less than a quorum; or

          (2) The material facts as to [the Interested
          Directors'] relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of those shareholders; or

          (3) The contract or transaction is fair as to the corporation as of the time it is authorized, approved, or ratified by the board of directors or the shareholders.

Id. (emphasis added). The text of the Interested Director Statute is incorporated almost verbatim into AMP's own Bylaws at ss.2.12.(FN8)

------------------------

8 Although the Interested Director Statute is the clearest expression of governing Pennsylvania law on AMP's claims, AMP relegates discussion of the statute to a brief paragraph in a footnote. Summary Judgment Brief at 16 n.6. In that footnote, AMP argues that the Interested Director Statute does not apply here because it is "transactionally oriented." AMP's interpretation is simply wrong. Even accepting AMP's "transactional" limitation on the scope of the Interested Director Statute, the alleged "inherent" conflict arises entirely from the Nominees' expressed position on a single transaction - AlliedSignal's proposed offer to purchase AMP. Indeed, AMP's entire argument is that the Nominees are so "permeated" by their "dual" loyalties as to make it per se impossible for them to satisfy their fiduciary obligations in the context of the proposed transaction between AlliedSignal and AMP.


          Case law interpreting Pennsylvania's Interested Director Statute flatly rejects AMP's contention that directors are prohibited from serving on the boards of two corporations contemplating a merger. In Landy v. Amsterdam, 815 F.2d 925 (3d Cir. 1987), for example, the Third Circuit Court of Appeals held that a plaintiff could not maintain a cause of action merely by showing that two corporations involved in a merger were controlled by the same trustees. Id. at 930. The court held that fact alone was insufficient to prove an actionable conflict of interest, stating that it did not believe that "the Pennsylvania Supreme Court would permit the plaintiff to avoid a directed verdict merely by proving self-dealing alone." Id.

          Here, the uncontradicted evidence establishes that the requirements of the Interested Director Statute are satisfied. First, as explained above, the Consent Solicitation materials disclose "the material facts as to [the Nominees'] relationship or interest and as to the contract or transaction." Moreover, the election of the Nominees necessarily involves ratification by a majority of AMP's shareholders and a merger with AlliedSignal requires shareholder approval. Thus, under the Interested Director Statute, the Nominees' alleged inherent conflict does not justify prohibiting AMP shareholders from voting for the Nominees.

          Other provisions of the PBCL also specifically contemplate situations in which shareholders may elect directors affiliated with a tender offeror to the board of the target. For example, PBCL ss. 2538 requires a majority vote of a corporation's disinterested shareholders to approve certain control transactions, including mergers. That section specifically discusses the effect of votes by directors of the target who are also "directors or officers of, or have a material equity interest in" the acquiring corporation, or who "were nominated for election as a director by" the acquiring corporation. PBCL ss. 2538(b)(1). Similarly, PBCL ss. 1715(e)(1) -- a provision on which AMP relies in its Summary Judgment Brief -- explicitly recognizes that a board may contain directors who have an interest in an acquiror and/or who were nominated by an acquiror. If such interested directors were per se barred from board positions, there would be no need for these statutory provisions.

          Pennsylvania's clear rejection of AMP's argument that some type of inherent conflict of interest prevents the shareholders from electing the Nominees is consistent with the corporate law of most U.S. jurisdictions. Indeed, Pennsylvania's Interested Director Statute is modeled after the Model Business Corporation Act of 1984, ss. 8.31(a), a version of which has been adopted in at least thirty-six jurisdictions. Model Bus. Corp. Act Ann. (MBCAA) ss. 8.61 at 8-406 (1997 Supp.) (Tab 8). Such statutes reject the idea of a per se conflict of interest prohibition in favor of allowing such "interested" transactions after full disclosure and ratification by disinterested directors or shareholders, recognizing that "the corporation and the shareholders may secure major benefits from a transaction despite the presence of a director's conflicting interest." MBCAA Introductory Comment to Subchapter F at 8-370 (1997 Supp.) (Tab 8). Here, the potential benefit to AMP from the transaction with AlliedSignal is the opportunity for a business combination under a proven management team, allowing both companies to perform better together than they could alone, as well as the opportunity for AMP's shareholders to realize AlliedSignal's offer to purchase their shares for $44.50 in cash.

          AMP's inherent conflict of interest claim is also inconsistent with federal disclosure law. Cases interpreting federal disclosure requirements recognize that full disclosure of the underlying facts that purportedly create a conflict of interest is all that is required to allow shareholders to decide intelligently whether to elect an "interested" director or approve an "interested" transaction.(FN9) See, e.g., Kas v. Financial General Bankshares, Inc., 796 F.2d 508, 510 (D.C.Cir. 1986) (holding that proxy statement adequately disclosed material facts relating to directors' joint positions on boards of acquiror and target and dismissing shareholder class action challenging merger); Valley Nat'l Bank
v. Westgate-California Corp., 609 F.2d 1274, 1281-83 (9th Cir. 1979) (holding that proxy material adequately disclosed dual positions of directors on both acquiror's and acquired's board and refusing to undo merger transaction). If it were true that the law required that shareholders be prevented from voting for allegedly "conflicted" directors, then these cases would be superfluous -- there would be no need to require that a nominee's dual roles be disclosed to shareholders if those roles disqualified the nominee from being a director.(FN10)

------------------------

9 AMP has also asserted a federal disclosure law claim in its First Claim for Relief. This claim must fail as a matter of law for much the same reasons as the conflict of interest claim -- there has been full disclosure of all material facts. AlliedSignal will move for summary judgment on AMP's First Claim For Relief in due course. Because there is no particular urgency for the resolution of the federal claim and the Court already has a number of issues before it, AlliedSignal is not moving for summary judgment on AMP's First Claim for Relief at this time.

10 AMP also argues in its Motion that the Consent Solicitation interferes with directors' ability to fulfill their fiduciary duties and/or constitutes an aiding or abetting of a breach of fiduciary duties. AMP's arguments are premised on nothing more than speculation that the Nominees will, in the future, breach their fiduciary duties to the corporation. As there has been no actual breach of fiduciary duty, AMP's arguments on this point must fail as a matter of law. See, e.g., Kaiser v. Stewart, 1997 WL 476455 at *16 (E.D. Pa. Aug. 19, 1997) (a
     required element of an aiding and abetting claim is "a breach of a fiduciary duty owed to another"); Hannex Corp. v. GMI, Inc., 140 F.3d 194 (2d Cir. 1998) (a claim for tortious interference with fiduciary duties requires a showing of a breach by a fiduciary of obligations to another).

     B. PENNSYLVANIA FIDUCIARY AND AGENCY LAW REQUIRES DISMISSAL OF AMP'S CONFLICT OF INTEREST CLAIMS
          ------------------------------------

          AMP's Summary Judgment Brief relies heavily on its reading of the Pennsylvania common law of agency and fiduciary duty. That common law is not applicable here because Pennsylvania's statutory law, through PBCL ss. 1728, has established the conditions under which a director may "serve two masters." Nonetheless, even under Pennsylvania agency law, AlliedSignal is entitled to judgment as a matter of law.

          As AMP itself recognizes, it is well-settled that a principal can always consent to an agent's alleged conflict of interest, if provided with the material facts relevant to the conflict. See, e.g., Claughton v. Bear Sterns & Co., 156 A.2d 314, 320 (Pa. 1959) (affirming judgment for defendant because the relevant facts on which the allegation of conflict was based were disclosed to the principal). Applying agency law to this case, the shareholders are the principals of the corporation and the board members are agents of the shareholders. Here, there can be no reasonable dispute that AlliedSignal has disclosed to the principals (i.e., AMP's shareholders), the material facts related to the alleged conflict of interest of the Nominees (i.e., the proposed agents). Indeed, in discussing this issue, AlliedSignal's Consent Solicitation, as amended, even uses the term "conflict of interest." See Tab 2 at 9. In deciding how to respond to AlliedSignal's Consent Solicitation, the principals/shareholders will decide whether or not to consent to the agents/Nominees' alleged conflict of interest. Ironically, it is that very process of deciding whether or not to consent that AMP seeks to enjoin in this suit.

          AMP devotes exactly two sentences of its brief to the consent exception, arguing that there could be consent only if the Nominees were "allowed to override the determination of AMP's disinterested directors as to what course best serves AMP's interest" and that this would "swallow" the rule. Summary Judgment Brief at 27-28. AMP appears to believe that only AMP's incumbent directors can consent to the election of directors with alleged conflicts of interest. AMP can point to no authority for this extraordinary position, which is tantamount to granting incumbent board members -- agents themselves -- veto power over any challengers who can be accused of a conflict of interest. To the contrary, Pennsylvania law is clear that shareholders, not incumbent directors, elect directors. PBCL ss. 1725(a). Accordingly, the shareholders, and not the incumbent board, have the right to consent to directors allegedly subject to potential conflicts of interest.

     C. THE PUBLIC POLICY UNDERLYING THE PBCL REQUIRES DISMISSAL OF AMP'S CONFLICT OF INTEREST CLAIMS
          ------------------------------------

          In its Summary Judgment Brief, AMP argues that the public policy of Pennsylvania requires an injunction preventing the election of directors through the Consent Solicitation process. AMP cannot explain, however, how the public policy of Pennsylvania can prohibit the election of directors affiliated with an acquiror when at least three sections of the PBCL specifically contemplate that such elections may occur. See PBCL ss.ss. 1715(e)(1), 1728, 2538. It simply makes no sense to argue, as AMP does, that Pennsylvania's public policy prohibits shareholders from electing directors affiliated with a bidder when, for example, ss. 2538 of the PBCL explicitly refers to directors who are also "directors or officers of, or have a material equity interest in" a bidder, or who "were nominated for election as a director by" a bidder. PBCL ss. 2538(b)(1).

          Moreover, in making its public policy argument, AMP cites only to the sections of the PBCL granting a board of directors broad authority over the acceptance and rejection of takeover bids. Summary Judgment Brief at 20-22. AMP's argument, however, misses the point. The Nominee Election Proposals challenged in AMP's lawsuit are not about what powers the board may exercise once elected. They are about who elects the members of the board in the first place. On this question, the underlying public policy of Pennsylvania, as reflected in the PBCL, is clear: once informed, shareholders -- and only shareholders -- have the basic right to place directors of their choosing on the board.

          AMP's tunnel-vision focus on the so-called anti-takeover provisions of the PBCL(FN11) also ignores the fundamental underlying philosophy of the PBCL -- to allow shareholders maximum flexibility in deciding how, and by whom, the affairs of the corporation ought to be governed. Numerous provisions of the PBCL make clear that, in Pennsylvania, shareholders decide the fundamental issues of corporate governance, including what corporate rights are to be exercised by the board and who will sit on the board.(FN12) Indeed, under section 1721 of the PBCL, all of the powers of the board of directors are subject to the ultimate authority of the shareholders to remove, limit, or otherwise modify them through a shareholder-adopted bylaw.

------------------------

11 See Summary Judgment Brief at 20-22 citing PBCL ss.ss. 1712, 1715, 1717 (directors have fiduciary duties to corporation, not to shareholders); ss.ss. 2551-2556, 2561-2568 (limiting voting rights of interested directors and interested shareholders in certain control transactions).

12 See, e.g., ss.1521(c) (providing that shareholders may adopt bylaws setting forth "additional provisions regulating or restricting the exercise of corporate powers"); ss. 1725(a) (providing board of directors is to be elected by shareholders); ss.1729(a) (allowing shareholders to modify directors' voting rights through a bylaw amendment); ss.1731 (providing that corporate bylaws may restrict the powers of board committees); see also William H. Clark, Jr., What the Business World is Looking for in an Organizational Form: The Pennsylvania Experience, 32 Wake Forest L. Rev. 149, 169 (1997) (article by one of the draftsmen of the PBCL, noting that the PBCL is unique among state corporate codes in the degree of flexibility it grants to shareholders "to control the internal affairs of their corporation by contract.").

          In short, although AMP is correct that the PBCL gives a Pennsylvania board of directors broad authority to erect (and remove) takeover defenses, it also gives Pennsylvania shareholders the ultimate authority (1) to choose those who will exercise that power as a member of the board, PBCL ss. 1725(a); and (2) to remove powers granted to the board through a shareholder enacted bylaw, PBCL ss. 1721. AMP's reliance on the PBCL's anti-takeover provisions as grounds for invalidating the consent solicitation is, therefore, misplaced. The fundamental rules of corporate democracy apply in Pennsylvania as they do in other states; indeed, in many respects, Pennsylvania is even more protective of the shareholder franchise.

          Just as in our political democracy, where elected representatives with broad discretion to introduce and enact legislation remain subject to the ultimate authority of the people to vote them out of office, so too under principles of corporate democracy, directors remain subject to the ultimate authority of shareholders to choose them and, in Pennsylvania, to circumscribe their power.

                                 CONCLUSION
                                 ----------

          AMP lacks any authority for the extraordinary relief that it requests. Indeed, its claims are contrary to Pennsylvania corporate law and are, at bottom, based on nothing more than mere speculation. Accordingly, AlliedSignal respectfully requests that AMP's Motion be denied and that summary judgment be entered in AlliedSignal's favor.

                                            Respectfully submitted,


                                            /s/ Alexander R. Sussman
                                            ------------------------
                                            Alexander R. Sussman
                                            Barry G. Sher
                                            FRIED, FRANK, HARRIS,
                                                 SHRIVER & JACOBSON
                                            (A Partnership Including
                                            Professional Corporations)
                                            One New York Plaza
                                            New York, New York  10004-1980
                                            (212) 859-8000

                                                      and

                                            /s/ Mary A. McLaughlin
                                            ------------------------
                                            Mary A. McLaughlin
                                            George G. Gordon
                                            DECHERT PRICE & RHOADS
                                            4000 Bell Atlantic Tower
                                            1717 Arch Street
                                            Philadelphia, PA  19103
                                            (215) 994-4000
                                            Attorneys for Defendants
Dated: September 18, 1998